DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-Dec-2023	31-Dec-2023		
Determination Date	11-Jan-2024			
Record Date	12-Jan-2024			
Distribution Date	16-Jan-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2023	16-Jan-2024	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2023	15-Jan-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	61,226,123.34	36,048,425.10	25,177,698.24	69.938051	0.100135
Class A-3 Notes	360,000,000.00	360,000,000.00	360,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**501,226,123.34**	**476,048,425.10**	**25,177,698.24**		
Overcollateralization	93,867,344.34	93,865,392.63	93,132,167.34			
Adjusted Pool Balance	1,072,747,344.34	595,091,515.97	569,180,592.44			
Yield Supplement Overcollateralization Amount	59,010,660.22	27,544,040.80	25,856,912.50			
Pool Balance	**1,131,758,004.56**	**622,635,556.77**	**595,037,504.94**			

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	93,132,167.34	8.68%

	Interest Rate	Interest Due	Interest per $1000 Face Amount	Interest & Principal Due	Interest & Principal Due per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	258,680.37	0.718557	25,436,378.61	70.656607
Class A-3 Notes	5.230000%	1,569,000.00	4.358333	1,569,000.00	4.358333
Class A-4 Notes	5.390000%	359,333.33	4.491667	359,333.33	4.491667
Total		**2,187,013.70**		**27,364,711.94**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	24,518,417.70	(1) Total Servicing Fee	518,862.96
Interest Collections	2,398,917.81	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	642,121.42	(2) Total Trustee Fees (max. $125,000 p.a.)	0.00
Recoveries	201,052.69	(3) Interest Distributable Amount Class A Notes	2,187,013.70
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	123,065.28	(6) Regular Principal Distributable Amount	25,177,698.24
Available Collections	**27,883,574.90**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	0.00
Available Funds	**27,883,574.90**	**Total Distribution**	**27,883,574.90**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	518,862.96	518,862.96	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,187,013.70	2,187,013.70	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	258,680.37	258,680.37	0.00
thereof on Class A-3 Notes	1,569,000.00	1,569,000.00	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,187,013.70	2,187,013.70	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	25,177,698.24	25,177,698.24	0.00
Aggregate Principal Distributable Amount	25,177,698.24	25,177,698.24	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,332.23
minus Net Investment Earnings	11,332.23
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,332.23
Net Investment Earnings on the Collection Account	111,733.05
Investment Earnings for the Collection Period	123,065.28

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	622,635,556.77	4,509
Principal Collections	21,881,786.15	
Principal Collections attributable to Full Pay-offs	2,636,631.55	
Principal Purchase Amounts	0.00	
Principal Gross Losses	3,079,634.13	
Pool Balance end of Collection Period	595,037,504.94	4,398
Pool Factor	52.58%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.89%
Weighted Average Number of Remaining Payments	40.44	28.93
Weighted Average Seasoning (months)	16.34	30.10

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	583,885,562.57	4,272	98.13%
31-60 Days Delinquent	7,388,466.00	85	1.24%
61-90 Days Delinquent	2,218,450.36	28	0.37%
91-120 Days Delinquent	1,545,026.01	13	0.26%
Total	595,037,504.94	4,398	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Amount
Principal Gross Losses	3,079,634.13
Principal Net Liquidation Proceeds	625,326.95
Principal Recoveries	185,209.04
Principal Net Loss / (Gain)	2,269,098.14
Cumulative Principal Net Loss / (Gain)	13,949,283.01
Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.233%

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%